Exhibit 99.1

Proposed issue of securities

Update Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

Update to previous announcement

Date of this announcement

5/1/2024

Reason for update to a previous announcement

Proposed issue of securities approved by shareholders at EGM held 29 December 2023.

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1	Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2	Registered Number Type	Registration Number

ABN	37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

 Update/amendment to previous announcement

1.4a Reason for update to a previous announcement

Proposed issue of securities approved by shareholders at EGM held 29 December 2023.

1.4 b Date of previous announcement to this update

18/12/2023

1.5	Date of this announcement

5/1/2024

1.6	The Proposed issue is:

 An offer of +securities under a +securities purchase plan

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Proposed issue of securities

Part 4 - Details of proposed offer under securities purchase plan

Part 4A - Conditions

4A.1 Do any external approvals need to be obtained or other conditions satisfied before the offer of +securities under the +securities purchase plan issue can proceed on an unconditional basis?

 Yes

4A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?
+Security holder approval	29/12/2023	Actual	Yes

Comments

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Proposed issue of securities

Part 4B - Offer details

Class or classes of +securities that will participate in the proposed issue and class or classes of +securities proposed to be issued

ASX +security code and description

ATH : ORDINARY FULLY PAID

Will the proposed issue of this +security include an offer of attaching +securities?

Yes

Details of +securities proposed to be issued

ASX +security code and description

ATH : ORDINARY FULLY PAID

Maximum total number of those +securities that could be issued if all offers under the +securities purchase plan are accepted

571,428,571

Will the offer be conditional on applications for a minimum number of +securities being received or a minimum amount being raised (i.e. a minimum subscription condition)?

No

Will the offer be conditional on applications for a maximum number of +securities being received or a maximum amount being raised (i.e. a maximum subscription condition)?

No

Will individual security holders be required to accept the offer for a minimum number or value of +securities (i.e. a minimum acceptance condition)?

No

Will individual security holders be limited to accepting the offer for a maximum number or value of +securities (i.e. a maximum acceptance condition)?

Yes

Is the maximum acceptance unit based or dollar based?

Dollar based ($)

Please enter the maximum acceptance value

$ 30,000

Describe all the applicable parcels available for this offer in number of securities or dollar value

Parcels are yet to be determined and will be advised in the offer document.

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Proposed issue of securities

Offer price details

Has the offer price been determined?

Yes

In what currency will the offer be made?	What is the offer price per +security?
AUD - Australian Dollar	AUD 0.00350

Oversubscription & Scale back details

Will a scale back be applied if the offer is over-subscribed?

Yes

Describe the scale back arrangements

The Company reserves the right to scale back applications under the SPP at its discretion, if required. The Company may scale back the number of new shares that will be allotted under the SPP and the Eligible Shareholder may be allocated fewer new shares than the number applied for. If there is a scale back, a proportionate refund to the amount subscribed for will be paid by the Company to the Shareholders shortly after the Closing Date. Interest will not be paid on money refunded.

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Attaching +Security

The proposed attaching security can only be of an ‘Existing class’ (additional +securities in a class that is already quoted or recorded by ASX)

New class

Attaching +Security - New class (+securities in a class that is not yet quoted or recorded by ASX)

Details of attaching +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the ‘new’ class of +securities on ASX?
No	No

ASX +security code	+Security description
New class-code to be confirmed	Short-dated option

+Security type

Options

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Proposed issue of securities

Offer ratio (ratio of attaching securities at which the new +securities will be issued)

The quantity of attaching +securities to be issued	For a given quantity of the new +securities issued
1	1

What will be done with fractional entitlements?	Maximum total number of those +securities that could be issued if all offers under the +securities purchase plan are accepted
Fractions rounded down to the nearest whole number or fractions disregarded	571,428,571

Offer price details

Has the offer price been determined?

No

How and when will the offer price be determined?

Free attaching short-dated option per Placement announcement 22 November 2023.

Please confirm whether the offer of the attaching +securities is a separate offer to the offer pursuant to the +security purchase plan

No

Please confirm whether the attaching +securities are being offered under a +disclosure document or +PDS

Yes

Oversubscription & Scale back details

Will a scale back be applied if the offer is over-subscribed?

Yes

Describe the scale back arrangements

The Company reserves the right to scale back applications under the SPP at its discretion, if required. The Company may scale back the number of new shares that will be allotted under the SPP and the Eligible Shareholder may be allocated fewer new shares than the number applied for. If there is a scale back, a proportionate refund to the amount subscribed for will be paid by the Company to the Shareholders shortly after the Closing Date. Interest will not be paid on money refunded.

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency
AUD - Australian Dollar

Exercise price AUD 0.0070	Expiry date 31/8/2024

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

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Proposed issue of securities

Number of securities that will be issued if the option is exercised

One ATH ordinary fully paid share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

https://alteritytherapeutics.com/investor-overview/asx-announcements/

Details of attaching +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the ‘new’ class of +securities on ASX?
No	Yes

ASX +security code	+Security description
New class-code to be confirmed	Long-dated option

+Security type

Options

Offer ratio (ratio of attaching securities at which the new +securities will be issued)

The quantity of attaching +securities to be issued	For a given quantity of the new +securities issued
1	3

What will be done with fractional entitlements?	Maximum total number of those +securities that could be issued if all offers under the +securities purchase plan are accepted
Fractions rounded down to the nearest whole number or fractions disregarded	190,476,191

Offer price details

Has the offer price been determined?

No

How and when will the offer price be determined?

One (1) free attaching long-dated option per three (3) shares issued under SPP per Placement announcement 22 November 2023.

Please confirm whether the offer of the attaching +securities is a separate offer to the offer pursuant to the +security purchase plan

No

Please confirm whether the attaching +securities are being offered under a +disclosure document or +PDS

Yes

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Proposed issue of securities

Oversubscription & Scale back details

Will a scale back be applied if the offer is over-subscribed?

Yes

Describe the scale back arrangements

The Company reserves the right to scale back applications under the SPP at its discretion, if required. The Company may scale back the number of new shares that will be allotted under the SPP and the Eligible Shareholder may be allocated fewer new shares than the number applied for. If there is a scale back, a proportionate refund to the amount subscribed for will be paid by the Company to the Shareholders shortly after the Closing Date. Interest will not be paid on money refunded.

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency

AUD - Australian Dollar

Exercise price	Expiry date
AUD 0.0100	31/8/2026

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

One ATH ordinary fully paid share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

https://alteritytherapeutics.com/investor-overview/asx-announcements/

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Proposed issue of securities

Part 4C - Timetable

4C.1 Date of announcement of +security purchase plan

22/11/2023

4C.2 +Record date

21/11/2023

4C.3 Date on which offer documents will be made available to investors

10/1/2024

4C.4 Offer open date

10/1/2024

4C.5 Offer closing date

25/1/2024

4C.7 +Issue date and last day for entity to announce results of +security purchase plan offer

2/2/2024

Part 4D - Listing Rule requirements

4D.1 Does the offer under the +securities purchase plan meet all of the requirements of listing rule 7.2 exception 5 or do you have a waiver from those requirements?

 No

4D.1a Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

 No

4D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

 No

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Part 4E - Fees and expenses

4E.1 Will there be a lead manager or broker to the proposed offer?

 No

4E.2 Is the proposed offer to be underwritten?

 No

4E.3 Will brokers who lodge acceptances or renunciations on behalf of eligible +security holders be paid a handling fee or commission?

 No

4E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed offer

Part 4F - Further Information

4F.01 The purpose(s) for which the entity intends to use the cash raised by the proposed issue

The use of proceeds from this financing will provide ongoing funding of Alterity’s Phase 2 clinical trials in MSA, planning for a Phase 3 clinical trial, continuing discovery and research efforts and general working capital.

4F.1 Will the entity be changing its dividend/distribution policy if the proposed offer is successful?

No

4F.2 Countries in which the entity has +security holders who will not be eligible to accept the proposed offer

All countries except Australia and New Zealand

4F.3 URL on the entity’s website where investors can download information about the proposed offer

https://alteritytherapeutics.com/investor-overview/asx-announcements/

4F.4 Any other information the entity wishes to provide about the proposed offer

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